UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 15

CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION UNDER

SECTION 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934 OR SUSPENSION

OF DUTY TO FILE REPORTS UNDER SECTIONS 13 AND 15(d) OF THE

SECURITIES EXCHANGE ACT OF 1934.

Commission File Number 001-38629

The Midstream Company LLC*

(Exact name of registrant as specified in its charter)

625 Liberty Avenue, Suite 1700

Pittsburgh, Pennsylvania 15222

(412) 553-5700

(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

Common Stock, no par value

(Title of each class of securities covered by this Form)

None

(Titles of all other classes of securities for which a duty to file reports under Section 13(a) or 15(d) remains)

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

Rule 12g-4(a)(1)	☒
Rule 12g-4(a)(2)	☐
Rule 12h-3(b)(1)(i)	☒
Rule 12h-3(b)(1)(ii)	☐
Rule 15d-6	☐
Rule 15d-22(b)	☐

Approximate number of holders of record as of the certification or notice date: 1

Pursuant to the requirements of the Securities Exchange Act of 1934, The Midstream Company LLC has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

Date: August 1, 2024	By:	/s/ William E. Jordan
	Name:	William E. Jordan
	Title:	Secretary

*	On July 22, 2024, pursuant to the Agreement and Plan of Merger, dated as of March 10, 2024, by and among EQT Corporation (“EQT”), Humpty Merger Sub Inc., an indirect wholly owned subsidiary of EQT (“Merger Sub”), Humpty Merger Sub LLC, an indirect wholly owned subsidiary of EQT (“LLC Sub”), and Equitrans Midstream Corporation (“Equitrans”), Merger Sub merged with and into Equitrans (the “First Merger”), with Equitrans surviving as an indirect wholly owned subsidiary of EQT (the “First Step Surviving Corporation”), and as the second step in a single integrated transaction with the First Merger, the First Step Surviving Corporation merged with and into LLC Sub (the “Second Merger” and, together with the First Merger, the “Merger”), with LLC Sub surviving the Second Merger as an indirect wholly owned subsidiary of EQT. Upon completion of the Merger, LLC Sub was renamed The Midstream Company LLC. As a result of the Merger, The Midstream Company LLC is Equitrans’ successor-in-interest.